SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

November 24, 2022

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #37-02B
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS 99.1 AND 99.2 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

CONTENTS

Periodic Report of OPC Energy Ltd. for the Nine-Month and Three-Month Periods Ended September 30, 2022

On November 24, 2022, Kenon Holdings Ltd.’s subsidiary OPC Energy Ltd. (“OPC”) reported to the Israeli Securities Authority and the Tel Aviv Stock Exchange its periodic report (in Hebrew) for the nine-month and three-month periods ended September 30, 2022 (“OPC’s Periodic Report”). English convenience translations of the (i) Report of the Board of Directors for the Nine-Month and Three-Month Periods ended September 30, 2022 and (ii) Unaudited Condensed Consolidated Interim Financial Statements as at September 30, 2022, each as published in OPC’s Periodic Report are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K. In the event of a discrepancy between the Hebrew and English versions, the Hebrew version shall prevail.

Forward Looking Statements
This Report on Form 6-K, including the exhibits hereto, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to OPC’s business strategy, statements relating to OPC’s and CPV’s development projects including expected start of construction and completion or operation dates, estimated revenue, cost and investment in projects, and characteristics (e.g., capacity and technology) and stage of development of such projects, expected commercial operation date (“COD”), estimated capacity, and statements with respect to CPV’s development pipeline and backlog and projects, the description of projects in various stages of developments and statements relating to expectations about these projects , statements relating to updates on the time of use (TOU) demand categories of the load and time tariffs (TOZA) including its expected negative effects on OPC’s revenues and plans to reduce the scope of such impact, statements relating to the price of natural gas in the U.S. and its impact on the energy margins of CPV, statements relating to Inflation Reduction Act including its potential impact on CPV’s renewable energy projects including Maple Hill and Stagecoach and on CPV’s conventional projects, statements relating to energy hedging agreements entered into by CPV and the amount of gross margin of CPV that is expected to be hedged , statements relating to Sorek Center, statements relating to the possibility of renewal or extension of Valley’s financing agreement, statements with respect to industry and potential regulatory developments in Israel and the U.S., OPC’s plans and expectations regarding regulatory clearances and approvals for its projects, and the technologies intended to be used thereto, statements with respect to the expected impact of COVID-19, the Electricity Authority tariffs, including the expected impact of the updated tariffs for 2023 on OPC’s profits, expected timing and impact of maintenance, renovation and construction work on OPC’s power plants, including statements relating to the maintenance plans of OPC-Rotem and statements relating to the impact and duration of OPC-Hadera’s steam turbine shutdown and the related maintenance plans, statements relating to the agreement with Energean, including the expected COD of and cost savings from Energean’s Karish reservoir and expected impact of COD delays and potential security threat or harmful attack on Karish Tanin facilities, statements relating to the disputes between OPC-Rotem and the System Operator, including relating to Electricity Authority’s supplemental arrangements on Rotem matters, and the potential impact, statements relating to Electricity Authority's decision regarding virtual supplier permit and its potential impacts on OPC’s virtual supplier activities, statements relating to the legal proceeding in the State of Pennsylvania regarding  application of the RGGI regulation and its potential impact on various CPV projects, the expected interpretation and impact of regulations on OPC and its subsidiaries, OPC’s expansion plans and goals, OPC’s adoption of certain accounting standards and the expected effects of those standards on OPC’s results, statements relating to transactions to be completed and the shareholders’ agreement to be signed in connection with the investment agreement with Veridis, statements relating to a potential agreement to acquire four operating wind-powered power plants in the U.S., statements relating to the acquisition agreement signed with Dor Alon companies in connection with the acquisition of a power plant located in the Kiryat Gat Industrial Zone, statements relating to PJM market reform and its impact on CPV’s constructions and operations including the Rogue’s Wind project, statements relating to agreement signed by CPV pursuant t purchase solar panels for its solar projects , statements relating to investigations by the U.S. Department of Commerce on custom duties levied on imported solar panels and its potential impact on CPV’s operations including the Maple Hill project, statements relating to changes in the macroeconomic environment including changes in interest rates and inflation and their potential effect on OPC and CPV, and statements relating to potential expansion activities by OPC outside of Israel. These statements are based on OPC’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to potential failure to obtain regulatory or other approvals for projects or to meet the required conditions and milestones for development of its projects, the risk that OPC (including CPV) may fail to develop or complete projects or any other planned transactions including dispositions or acquisitions, as planned or at all, the actual cost and characteristics of project, risks relating to potential new regulations or existing regulations having different interpretations or impacts than expected, the risk that the accounting standards may have a material effect on OPC’s results, risks relating to impact of any costs or delays associated with maintenance, renovation and construction work on OPC’s power plants or its power suppliers, risks relating to changes to the TOU demand categories for TOZA or updated Electricity Authority tariffs and their respective potential impact on OPC’s results, risks relating to potential threat or attack on Karish Tanin facilities, risks relating to the disputes between OPC-Rotem and the System Operator, risks relating to the Electricity Authority’s decision regarding virtual supplier permit, risks, relating to the ongoing legal proceeding in the State of Pennsylvania, risks relating to the potential failure to complete the transactions or to enter into the shareholders’ agreement as contemplated under the investment agreement with Veridis, including due to failure to obtain necessary approvals from third-parties or relevant authorities, risks relating to the potential failure to enter into an acquisition agreement or complete the transactions as contemplated under the exclusivity agreement with the seller of the four operating wind-powered power plants in the U.S., including due to failure to obtain necessary approvals from third-parties or relevant authorities, risks relating to the potential failure to complete the transactions as contemplated under the acquisition agreement with Dor Alon companies, including due to failure to obtain necessary approvals from third-parties or relevant authorities, risks relating to PJM market reform and potential delay of projects in the PJM market, risks relating to replacement of the original solar panel supplier and related COD, changes in customs duty on imported solar panels and its impact on CPV’s results, risks relating to natural gas and electricity prices in the U.S. where CPV operates and the impact of hedging arrangements of CPV, risk relating to potential impact of renewal or extension of Valley’s financing agreements, risks that the potential effects of tax credits contemplated under the new U.S. legislation or changing macroeconomic environment may fail to develop as expected or at all and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibits

99.1
OPC Energy Ltd. – Report of the Board of Directors for the Nine-Month and Three-Month Periods ended September 30, 2022, as published on November 24, 2022 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

99.2
OPC Energy Ltd. – Unaudited Condensed Consolidated Interim Financial Statements as at September 30, 2022, as published on November 24, 2022 with the Israeli Securities Authority and Tel Aviv Stock Exchange*

*English convenience translation from Hebrew original document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: November 24, 2022	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer